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                             June 23, 2023

       Christiana Obiaya
       Chief Executive Officer
       Heliogen, Inc.
       130 West Union Street
       Pasadena, CA 91103

                                                        Re: Heliogen, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-3
                                                            Filed June 9, 2023
                                                            File No. 333-271170

       Dear Christiana Obiaya:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Form S-3 Filed June 9, 2023

       Selling Securityholders, page 30

   1. We note in this amendment the addition of shares of common stock to be resold by
                                                        Idealab Holdings, LLC.
However, it does not appear that such shares have been reflected in the total number of
shares that may be resold under this registration statement. Please revise.
 Christiana Obiaya
FirstName  LastNameChristiana Obiaya
Heliogen, Inc.
Comapany
June       NameHeliogen, Inc.
     23, 2023
June 23,
Page 2 2023 Page 2
FirstName LastName
General

2.       Please revise to clarify in the section    Statement Pursuant to Rule
429    the transactions
         being registered pursuant to this registration statement. In that regard, the statement regarding the securities and transactions to be registered in this registration statement does not appear to be consistent with the description on your prospectus cover page regarding the transactions to be registered.
       Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or Laura
Nicholson, Special Counsel, at (202) 551-3584 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Energy & Transportation
cc:      John-Paul Motley